Filed by Cantel Medical Corp.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                         Subject Company:  Minntech Corporation
                                              Commission File Number: 000-11278

THE FOLLOWING TEXT IS OF A PRESS RELEASE ISSUED BY CANTEL MEDICAL CORP. ON SEPTEMBER 7, 2001.

                            CANTEL MEDICAL CORP.
                               150 CLOVE ROAD
                       LITTLE FALLS, NEW JERSEY 07424
                               (973) 890-7220

FOR IMMEDIATE RELEASE
---------------------

Contact:  Cameron Associates, Inc., New York
          Richard E. Moyer
          Phone: 212-554-5466
          richard@cameronassoc.com
          ------------------------

                CANTEL ANNOUNCES CLOSING OF MINNTECH MERGER

          Little Falls, N.J.--September 7, 2001-- Cantel Medical Corp. (Nasdaq NM:CNTL) today announced that it has completed the closing of its merger transaction with Minntech Corporation. Pursuant to the terms of the merger agreement Minntech shareholders are entitled to receive $6.25 in cash and .2216 of a share of Cantel common stock for each share of Minntech common stock they own. In addition, Dr. Fred Shapiro, a nationally recognized nephrologist and co-founder of Minntech, has become a member of the board of directors of Cantel.

          Cantel and Minntech held simultaneous shareholders meetings on Thursday, September 6, 2001. At the Cantel meeting Cantel's shareholders approved the issuance of Cantel common stock in connection with the merger. At the Minntech meeting Minntech's shareholders approved the merger agreement and the merger.

          American Stock Transfer & Trust Company is acting as exchange agent for Cantel and will send instructions to Minntech shareholders regarding the procedure for surrendering their shares of Minntech common stock in exchange for the merger consideration. Cantel shareholders need take no action as a result of the merger.

          Cantel Medical Corp. is a healthcare company concentrating primarily in infection prevention and control products and diagnostic and therapeutic medical equipment. Through its United States subsidiary, MediVators, Inc., Cantel serves customers worldwide by designing, developing, manufacturing, marketing and distributing innovative products for the infection prevention and control industry. Through its Canadian subsidiary, Carsen Group Inc., Cantel markets and distributes medical equipment (including flexible and rigid endoscopes), precision instruments (including microscopes and high performance image analysis hardware and software) and industrial equipment (including remote visual inspection devices). Cantel's subsidiaries also provide technical maintenance services for their own products, as well as for certain competitors' products.

          Minntech Corporation, utilizing its proprietary core technologies in chemicals, hollow fibers, and electronics, has developed and currently markets a wide variety of medical device reprocessing and fluid filtration and separation products for the renal dialysis, medical device disinfection, cardiosurgery, pharmaceutical, biotechnology and semiconductor industries. Minntech is a world leader in renal dialyzer reprocessing, providing a broad product line that includes a reprocessing system and a sterilant that each command the largest market share in the U.S. in their respective categories. Over the years, Minntech has been granted over 155 patents on medical technologies, with 87 patent applications pending.